EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

March 1, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Announces Financial Results for Q4 and Year End 2016

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2016. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FOURTH QUARTER 2016 HIGHLIGHTS

•	Generated revenues of $12.0 million from the sale of San Gonzalo and Avino concentrates
•	Mine operating income amounted to $3.5 million an increase of 141% over the same period of 2015
•	Net income after taxes amounted to $1.2 million or a Basic EPS of $0.03
•	Produced 707,775 silver equivalent ounces, including 419,355 ounces of silver, 2,581 ounces of gold and 755,645 pounds of copper
•	Total consolidated cash[1] cost was $11.50 (US$8.62) per payable silver ounce
•	Consolidated all-in sustaining cost (“AISC”)[1] was $13.36 (US$10.01) per payable silver equivalent ounce, a 5% increase compared to $12.70 (US$9.51) per ounce in the fourth quarter of 2015
•	Average realized selling prices for silver and gold were US$16.69 and US$1,194 per ounce respectively
•	Cash of $15.8 million and short term investments consisting of cash of $13.4 million was on hand at the end of the quarter

2016 HIGHLIGHTS

•	Generated revenues of $39.9 million from sales of San Gonzalo and Avino concentrates
•	Mine operating income was $14.5 million, an increase of 79%
•	Net income after taxes amounted to $2.0 million or a Basic EPS of $0.05
•	Operating cash flows before movements in working capital to $7.6 million or $0.18 per share - Basic
•	Produced 2,679,334 silver equivalent ounces, including 1,612,060 million ounces of silver, 7,119 ounces of gold and 4,206,585 pounds of copper
•	Total cash cost[1] was $11.24 (US$8.48) per silver equivalent ounce
•	All-in sustaining cost (“AISC”)[1] was $13.70 (US$10.34) per payable silver ounce, a 13% increase compared to $12.14 (US$9.49) per ounce in 2015
•	Average realized selling prices for silver and gold were US$17.71 and US$1,258 per ounce respectively
•	Cash of $15.8 million and short term investments consisting of cash of $13.4 million were on hand at December 31, 2016
•	Invested $10.7 million in capital expenditures net of concentrate proceeds of $6.2 million from the sales of Avino mine concentrates

_________

1The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

1

“I am very pleased to report that Avino continued to deliver strong financial and operating results in 2016, with consistent silver equivalent production and solid performance from our Avino and San Gonzalo mines, our cornerstone assets from which to grow the company from. We continue to meet management’s expectations, and with stringent cost controls we exited the year with strong fundamentals in place. Our steady results are due to the dedication of our teams in both Canada and Mexico. Our focus for 2017 remains consistent operating results and moving forward with our plans for plant and mine expansion to increase throughput capacity at the processing plant by an estimated 70%, the advancement of the Oxide Tailings Resource project, continued construction and consideration of new initiatives regarding tailings storage, and the previously announced three-phased expansion program at Bralorne.”

- David Wolfin, President, CEO & Director

HIGHLIGHTS	Fourth Quarter 2016		Fourth Quarter 2015		Change	Year 2016		Year 2015		Change
Operating
Tonnes Milled		134,688		136,817	-2%		544,336		517,887	5%
Silver Ounces Produced		419,355		409,216	2%		1,612,060		1,625,285	-1%
Gold Ounces Produced		2,581		1,588	63%		7,119		7,083	1%
Copper Pounds Produced		755,645		1,271,565	-41%		4,206,585		4,743,691	-11%
Silver Equivalent Ounces[1] Produced		707,775		761,767	-7%		2,679,334		3,020,348	-11%
Consolidated San Gonzalo and Avino Sales
Silver Equivalent Ounces Sold[2]		644,479		241,114	167%		2,035,618		1,140,029	79%
Cash Cost per Silver Equivalent Ounce[2]		$11.50		$8.24	40%		$11.24		$8.45	33%
US$ Cash Cost per Silver Equivalent Ounce[2,3]	US$	8.62	US$	6.17	40%	US$	8.48	US$	6.61	28%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]		$13.36		$12.70	5%		$13.70		$12.14	13%
US$ All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	US$	10.01	US$	9.51	5%	US$	10.34	US$	9.49	9%
Average Realized Silver Price per Ounce ($US)	US$	16.69	US$	14.29	17%	US$	17.71	US$	15.46	15%
Average Realized Gold Price per Ounce ($US)	US$	1,194	US$	1,092	9%	US$	1,258	US$	1,148	10%
Average Realized Copper Price per Tonne ($US)	US$	5,313		-	100%	US$	4,850		-	100%
Financial
Revenues		$12,006,667		$3,860,109	211%		$39,895,591		$19,082,847	109%
Mine Operating Income		$3,546,929		$1,471,826	141%		$14,503,700		$8,121,153	79%
Net Income		$1,217,821		$370,675	229%		$1,992,479		$483,424	312%
Cash		$15,816,628		$7,475,134	112%		$15,816,628		$7,475,134	112%
Working Capital		$31,293,019		$6,003,557	421%		$31,293,019		$6,003,557	421%
Shareholders
Earnings per Share ("EPS") – Basic		$0.03		$0.01	200%		$0.05		$0.01	400%
Cash Flow per Share [3] – Basic		$0.06		$(0.03)	300%		$0.18		$0.01	1700%

__________

1. Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

2

Financial Results

The Company generated revenues of $39.9 million during 2016; a 109% increase compared with 2015, due to the Avino Mine entering into production at levels intended by management effective April 1, 2016. In 2015, the Avino mine was in development phase and proceeds from the sale of Avino Mine Concentrate were classified as a recovery of exploration and evaluation expenditures. Higher metal prices for silver and gold were also a contributing factor.

Mine operating income was $14.5 million during 2016, an increase of $6.4 million or 79% from $8.1 million in 2015. During the year of 2016, net income increased by $1.5 million to $2.0 million or $0.05 basic and diluted per share, compared to net income of $0.5 million or $0.01 basic and diluted per share during 2015. The primary reason for the increase is the addition of revenue from the Avino Mine. The Company continues to maintain efficient and controlled cost models and will continue to evaluate and optimize tax planning strategies.

Operational Results

Silver equivalent production for 2016 decreased by 11% to 2,679,334 oz1 compared to 3,020,348 oz in 2015. Silver production for 2016 decreased 1% to 1,612,060 oz compared to 2015. Gold production for 2016 increased by 1% to 7,119 oz compared to 7,083 oz in 2015. Copper production for 2016 decreased by 11% to 4,206,585 lbs compared to 4,743,691 lbs in 2015. Total mill feed processed during 2016 was 544,336 dry tonnes compared to 517,887 dry tonnes during 2015, an increase of 5%.

At the Avino mine, the silver equivalent ounces¹ produced during 2016 totalled 1,606,272 which was a decrease of 11%, mainly due to a decrease in the grade of the copper in the concentrate, changes in the feed grades processed, and required maintenance on the Mill Circuit 3 ball mill during the second quarter of 2016.

At the San Gonzalo Mine, the silver equivalent ounces1 produced during 2016 totalled 1,073,062 compared to 1,218,351 produced in 2015. This represents a 12% decrease compared to 2015 mainly due to mining taking place in different areas in 2016, as well as Mill Circuit 2 primarily devoted to processing Avino Mine material.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during 2016 were $13.70 (US$10.34) compared to $12.14 (US$9.49) during the period of 2015, an increase of 10% mainly due to grade fluctuations. As we continue to transition from development mining to production mining we anticipate achieving lower production costs.

Capital expenditures during 2016, net of concentrate proceeds of $6.2 million, were $10.7 million compared to $8.9 million during 2015.

Capital expenditures primarily relate to advancing the Avino Mines which included installation of a new power line to the mine site, exploration at the Avino Mine, the purchasing of new mining, milling/processing and transportation equipment, as well as advancing the Bralorne Mine and exploration and mining equipment.

__________

1. Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

3

Bralorne Mine

During 2016, the Company continued to develop a strategic operating plan to achieve a profitable operation at Bralorne. The company engaged independent engineering professionals to assist in developing a project execution plan to enable production start-up at 100 TPD with eventual expansion to 300 TPD. Independent mining engineers were also engaged to develop a long term mine plan which includes a change to narrow vein long hole mining wherever possible, to replace the historic labour intensive shrinkage mining method. Together with their input, the Company has established a three-phased and disciplined approach to the Bralorne project development which was previously announced in a news release dated January 23, 2017 and is available on the company’s website at http://www.avino.com/s/news.asp?ReportID=776401. New mining equipment is being acquired to replace older equipment and to further mechanize for long hole mining. The first work to be carried out underground will be to test the long hole mining method.

Additionally, the Company announced on October 21, 2016 the results of an updated NI 43-101 resource estimate for the property, the news release and full technical report are available on the company’s website at http://www.avino.com/i/pdf/nr/2016-10-21_NR-k2iodud98.pdf and http://www.avino.com/i/pdf/reports/2016_Bralorne_Tech_Report_Final.pdf respectively. The dam for the Tailings Storage Facility (“TSF”) was raised in October 2015, and additional buttress work was completed on the tailing’s impoundment during the third quarter of 2016. The Interim Mine Closure Plan (“IMCP”) and review process is underway and is expected to be completed in the first quarter of 2017. The new Water Treatment Plant (“WTP”) was enclosed in a new building in November to protect it from the elements and is ready for freshet in early 2017. The work on the TSF, the IMCP, WTP and the strategic operating plan are all contributing to the Company’s goal of obtaining the permits from British Columbia's Ministry of Energy & Mines and Ministry of Environment to resume processing and mining activities in 2017.

In 2016, in conjunction with North Island College and St’at’imc Government Services, Avino completed a four-month underground mining training educational cohort for 12 members of the St’at’imc communities. All 12 students graduated from the program and received a number of industry certification tickets. The program, funded largely by the provincial government, involved three months of classroom instruction in Lillooet followed by two weeks of hands on training at the Bralorne Gold Mine. To view the video on the training program please click here https://vimeo.com/172272150.

A second similar program commenced in November, 2016, and included a state-of-the-art simulator from Sandvik for advanced training on underground mining equipment. This program finished in February, 2017, with the graduation to be held on March 3, 2017. Avino is eager to hire graduates from the programs once the mine re-opens.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

4

Conference Call

Avino will be holding a conference call on Thursday, March 2, 2017 at 8 am PST (11 am EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this MD&A.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;
2.	Advance the Bralorne project towards profitable production;
3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;
4.	Assess the potential for processing the oxide tailings resource from previous milling operations and;
5.	Identify and evaluate potential projects for acquisition.

___________

1. Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2016, AgEq was calculated using metals prices of $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu. In 2015, AgEq was calculated using $16 oz Ag, $1,150 oz Au and $3.00 lb Cu

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

5

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

6